SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 23, 2011

List of materials

Documents attached hereto:

i) Press release announcing Media/Investor Briefings Regarding The Revision of Consolidated Results Forecast for the Fiscal Year Ended March 31, 2011

May 23, 2011

Sony Corporation

Media/Investor Briefings Regarding The Revision of Consolidated Results Forecast
for the Fiscal Year Ended March 31, 2011

Sony Corporation hosted media/investor briefings on Monday, May 23, 2011 in Tokyo regarding the revision of consolidated results forecast for the fiscal year ended March 31, 2011.  At the briefings, Mr. Kato, Executive Vice President and Chief Financial Officer, Sony Corporation, explained the revision as outlined in the following document.

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Thank you all very much for gathering here today, despite the short notice.
With regards to the financial results for the fiscal year ended March 2011 that we plan to announce this coming May 26th, we have made significant revisions to our February results forecast and would like to address these today, in accordance with Tokyo Stock Exchange timely disclosure requirements.

Overall, we are pleased to say that our consolidated sales and operating income are expected to remain in-line with our February forecast. We expect, however, to record a net loss attributable to Sony Corporation’s stockholders, a significant deterioration from our February forecast.  According to U.S. GAAP, we are required to record a valuation allowance for deferred tax assets that belong to Sony Corporation – on an unconsolidated stand-alone basis – and its consolidated tax filing group subsidiaries in Japan.  This valuation allowance is triggered primarily by the negative impact of the Great East Japan Earthquake. It is, however, a non-cash charge and is going to have no impact either on our consolidated operating income or on our cash flow.

Please allow me to describe our revisions in greater detail.
First, our consolidated for the fiscal year ended March 2011, sales are expected to be 7 trillion 181 billion yen, essentially in-line with our February forecast.  As I mentioned earlier, despite the impact of the Earthquake, we still expect to achieve approximately 200 billion yen in operating income, 6.3 times the previous year’s amount and in-line with our February forecast.  Income before income taxes is expected to be approximately 205 billion yen, slightly higher than our forecast.

We expect a net loss attributable to Sony Corporation’s stockholders of 260 billion yen, a significant downward revision from our February forecast.  As I mentioned earlier, this is due to the expected recording of an approximately 360 billion yen valuation allowance against deferred tax assets at Sony Corporation and its group companies subject to consolidated taxation in Japan.  However, this allowance is a non-cash charge, has no impact on cash flow, nor on to Sony’s view of its long-term corporate strategy.

Although the results of the Electronics business have been recovering steadily since the Lehman Shock, both Sony Corporation as an unconsolidated unit and its consolidated tax filing group companies in Japan are expected to record cumulative taxable losses for the three years starting in the fiscal year ended March 2009.  Both Sony Corporation as an unconsolidated unit and its consolidated tax filing group companies in Japan were expected to experience a significant recovery in their taxable income in the fiscal year ending March 2012, and deferred tax assets have been recorded at those entities. However, due primarily to the Earthquake, the probability that Japanese taxable income in the fiscal year ending March 2012 will deteriorate has increased, and, as is dictated under U.S. GAAP, we will record a valuation allowance as a tax expense in the fiscal year ended March 2011.

Despite this I would like to emphasize that, as I stated before, the valuation allowance recorded is an expense that will cause no cash outflow and there is no impact on our operating income or cash flow.  We will explain how the recording of the allowance works in a moment.

Next, I would like to explain the impact of the Great East Japan Earthquake and Tsunami that, together with other factors, caused us to record this valuation allowance.

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We estimate the impact of the Earthquake on sales for the fiscal year ended March 2011 to have been approximately 22 billion yen and the impact on operating income to have been approximately 17 billion yen.

As for the breakdown of the impact on operating income, approximately 12 billion yen will be recorded during the fiscal year ended March 2011 as idle facility costs at manufacturing sites and an incremental provision for life insurance policy reserves in the Financial Services business.  In addition, approximately 5 billion yen is estimated as a net margin loss associated with a decrease in sales resulting from the Earthquake.  Furthermore, restoration costs related to inventory, machinery and equipment, buildings and other items damaged at manufacturing facilities, as well as charges for the disposal or impairments of fixed assets, are expected to be incurred during the fiscal year ended March 2011.  The impact of these expenses is approximately 11 billion yen.  However, Sony has insurance policies to cover these costs and expenses and we expect almost all of these losses and expenses (including recovery costs and impairments) to be covered by the proceeds from this insurance.

At present, we estimate the impact of the Earthquake on consolidated operating income for the fiscal year ending March 2012 to be approximately 150 billion yen.

With respect to our forecast for consolidated results for the fiscal year ending March 2012, even after taking into account the impact of the Earthquake, we are expecting our consolidated sales to grow year-on-year and operating income to be flat year-on-year.  Additionally, we expect net income or loss attributable to Sony Corporation’s stockholders is expected to be positive for the whole fiscal year ending March 2012.  I will further explain the details at the earnings announcement on the 26th.

Next, I would like to briefly address the impact on our financial results of the unauthorized access to the PlayStation Network, Qriocity and Sony online Entertainment network services that occurred this April, since there have been so many media inquires about this incident.

As of today, our currently known associated costs for the fiscal year ending March 2012 are estimated to be approximately 14 billion yen on the consolidated operating income level.  The estimated amount includes the following items:

●
First, there is the current estimated cost of the personal information theft protection program for our customers.  This program includes a set amount of insurance to cover a certain amount of identity theft losses that may be incurred by our customers in certain regions within a set period with respect to misuse of their personal information.  To date, however, we have not confirmed such misuse of personal information.

●	In addition to this program cost, there are:
➢	Costs of welcome back programs that offer our customers certain services (such as games, music and videos) for free

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➢	Customer support costs
➢	Network security enhancement costs
➢	Legal and expert costs, and
➢	The impact on our profits due to a possible future revenue decrease.

These amounts are our reasonable assumption based on the information currently available to Sony.  So far, we have not received any confirmed reports of customer identity theft issues, nor confirmed any misuse of credit cards from the cyber-attack.  Those are key variables, and if that changes, the costs could change. In addition, in connection with the data breach, class action lawsuits have been filed against Sony and certain of its subsidiaries and regulatory inquiries have begun; however, those are all at a preliminary stage, so we are not able to include the possible outcome of any of them in our results forecast for the fiscal year ending March 2012 at this moment.

As explained so far, not only the track records of our financial results in the past, but also the forecast of our financial results for the fiscal year ending March 2012 are both substantial factors in evaluating the deferred tax assets associated with the financial results for the fiscal year ended March 2011. In evaluating the deferred tax assets associated with Sony Corporation – on an unconsolidated stand-alone basis – and its consolidated tax filing group subsidiaries in Japan, it has this year become particularly critical to evaluate the impact of the Earthquake on the future profitability of these entities.  Our supply chain was significantly damaged by the Earthquake and Tsunami. In addition to direct damages, component procurement conditions and power outages are also affecting our operation. We have spent the time until last week investigating the conditions of recovery from this damage and reviewing our business plan whilst taking our new forecast into account, which has resulted in today’s announcement.  It has taken some time to re-evaluate our business plan to include the impact of the Earthquake, and this is one of the reasons that has caused a two-week delay in the normal timing of our year-end earnings announcement.

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